Filed pursuant to Rule 424(b)(5)
Registration No. 333-136980

PROSPECTUS SUPPLEMENT

To Prospectus Dated October 4, 2006

.

VISTA GOLD CORP.

Common Shares

Minimum - $25,000,000

Maximum - $32,000,000

We are selling a minimum of $25 million and a maximum of $32 million of our common shares at a price of $8.50 per share. Unless otherwise indicated, all dollar amounts referenced in this prospectus are in U.S. dollars.

Our common shares are publicly traded on the American Stock Exchange and on the Toronto Stock Exchange under the symbol “VGZ”. On October 30, 2006, the closing price of a common share, as reported on the American Stock Exchange, was $9.48 per share.

INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE S-6 TO READ ABOUT CERTAIN RISKS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON SHARES.

	Price to the Public	Agents’ Fee(1)	Net Proceeds to the Company(2)
Minimum Offering	$25,000,000	$1,250,000	$23,750,000
Maximum Offering	$32,000,000	$1,600,000	$30,400,000

(1)	This amount does not include certain warrants to be issued to the agents that will be equal to 5% of the common shares issued in the offering. Each of these warrants will be exercisable into one common share at the offering price for a period of 24 months from the closing date of the offering.
(2)	Before deducting expenses of this offering, estimated to be $1,000,000, which will be paid from our general funds.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Sprott Securities (U.S.A.) Limited and Griffiths McBurney Corp., as agents, will conditionally offer the common shares subject to prior sale, on a best efforts basis if, as and when issued and sold by us in accordance with the agency agreement described under “Plan of Distribution”. The agents must sell a minimum of $25 million of our common shares if any are sold. The agents are required to only use their best efforts to sell a maximum of $32 million of our common shares. Until their release on the closing date, we intend to place the funds from this offering received by the agents from U.S. investors into an escrow account. Delivery of the common shares will be made on or about November 7, 2006.

SPROTT SECURITIES (U.S.A.) LIMITED	GRIFFITHS MCBURNEY CORP.

The date of this prospectus supplement is October 31, 2006.

Prospectus Supplement
Prospectus Supplement Summary	S-1
Forward-Looking Statements	S-5
Risk Factors	S-6
Use of Proceeds	S-15
Price Range of Our Common Shares	S-16
Dividends	S-16
Capitalization	S-17
Dilution	S-18
Certain U.S. Federal Income Tax Considerations	S-19
Plan of Distribution	S-23
Legal Matters	S-24
Experts	S-24

Prospectus
About This Prospectus	1
Forward-Looking Statements	1
Vista Gold Corp.	2
Unaudited Pro Forma Financial Information	4
Risk Factors	9
Use of Proceeds	16
Plan of Distribution	17
Description of Capital Stock	18
Legal Matters	19
Experts	19
Where You Can Find More Information	19
Incorporation of Certain Documents by Reference	20

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the common shares we are offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the prospectus, including the documents incorporated by reference therein, provides more general information about our common shares that we may offer from time to time. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus. We have not authorized and the agents have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of our common shares. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in the section entitled “Where You Can Find More Information” in the accompanying prospectus.

Unless otherwise indicated, in this prospectus, “Vista Gold”, the “Company”, “we”, “us” and “our” refer to Vista Gold Corp. and its subsidiaries.

PROSPECTUS SUPPLEMENT SUMMARY

This summary provides an overview of selected information and does not contain all the information you should consider. You should carefully read both this prospectus supplement, including the information under “Risk Factors,” and the accompanying prospectus together with the additional information described under “Where You Can Find More Information” in the accompanying prospectus before investing in this offering.

VISTA GOLD CORP.

Vista Gold Corp. is engaged in the evaluation, acquisition, and exploration and advancement of gold exploration and potential development projects. Our approach to acquisitions of gold projects has generally been to seek projects within political jurisdictions with well-established mining, land ownership and tax laws, which have adequate drilling and geological data to support the completion of a third-party review of the geological data and to complete an estimate of the mineralized material. In addition, we look for opportunities to improve the value of our gold projects through exploration drilling or introducing technological innovations. We expect that our emphasis on gold project acquisition and improvement will continue in the future. Our current property holdings include projects in North and South America, Indonesia and Australia.

As previously reported, on September 22, 2006, we entered into an Arrangement and Merger Agreement with Carl Pescio, Janet Pescio and our wholly-owned subsidiary, Allied Nevada Gold Corp. (“Allied Nevada”), pursuant to which the parties agreed to undertake a transaction that would result in our transfer of our Nevada-based mining properties and related assets into Allied Nevada and the Pescios’ transfer to Allied Nevada of their interests in certain Nevada-based mining properties and related assets, all to be carried out pursuant to an arrangement under the provisions of the Business Corporations Act (Yukon Territory) (the “Arrangement”). Concurrently with these transfers, our shareholders will exchange each of their Vista Gold common shares for (a) one of a newly created class of Vista Gold common shares which has the same rights and restrictions as a Vista Gold common share, and (b) a pro rata portion of (i) the number of common shares of Allied Nevada (“Allied Nevada Shares”) received by Vista Gold as part of the Arrangement less (ii) the number of Allied Nevada Shares retained by Vista Gold to facilitate the payment of any taxes payable in respect of the Arrangement. In addition, holders of options to acquire Vista Gold common shares will exchange their Vista Gold options for options to acquire Allied Nevada Shares and options to acquire newly created Vista Gold common shares and holders of warrants of Vista Gold will have their warrants adjusted in accordance with the terms of the warrants.

Completion of the transaction remains subject to a number of conditions, including receipt of all required court, shareholder, regulatory and third-party approvals and certain other customary conditions. These conditions also include the requirement for Vista Gold to complete a public equity financing that raises proceeds of not less than $25 million. The purpose of this offering is to provide the initial funding for Allied Nevada.

Our securityholders will be asked to approve matters relating to the transaction at a Special Meeting scheduled for November 16, 2006. Subject to receipt of the required approvals and the satisfaction of certain other conditions, the transaction is currently expected to close in late November or in December 2006. On October 20, 2006, we filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement on Schedule 14A with respect to the Special Meeting, which is incorporated by reference in the accompanying prospectus.

Vista Gold’s complete mailing address and telephone number of its principal executive offices are:

7961 Shaffer Parkway, Suite 5

Littleton, Colorado 80127

(720) 981-1185

THE OFFERING

Common shares we are offering	A minimum of $25 million and maximum of $32 million of our common shares at a price of $8.50 per share.

Common shares to be outstanding immediately following this offering	30,715,535 shares, if we sell the minimum amount of shares offered in this offering, and 31,539,063 shares if we sell the maximum amount of shares offered in this offering.

Use of proceeds

We estimate that the net proceeds from this offering after deducting estimated agents’ fees and offering expenses will be approximately $22.75 million, if the minimum amount of $25 million of our common shares are sold in the offering and $29.4 million if the maximum amount of $32 million of our common shares are sold in the offering. We anticipate using $25 million of the net proceeds for investment in common shares of Allied Nevada as described above under “Vista Gold Corp.”. We expect that we would use any remainder of the proceeds for general working capital and general corporate purposes including transaction expenses. See “Use of Proceeds.”

American Stock Exchange and Toronto Stock Exchange symbol	VGZ

The number of common shares to be outstanding after this offering is based on 27,774,358 shares issued and outstanding as of October 30, 2006 and excludes:

•	946,500 common shares underlying our options outstanding as of October 30, 2006 at a weighted average exercise price of $5.13 per share;

•	1,829,858 common shares available for issuance under our Stock Option Plan, as of October 30, 2006; and

•	1,598,694 common shares underlying our warrants outstanding at October 30, 2006 at a weighted average exercise price of $4.35 per share.

We have filed a registration statement with the SEC providing for the sale by us, from time to time, of up to 4,000,000 common shares. The agents must sell a minimum of $25 million of our common shares if any are sold. The agents are required to only use their best efforts to sell a maximum of $32 million of our common shares. Until their release on the closing date, we intend to place the funds from this offering received by the agents from U.S. investors into an escrow account.

SUMMARY CONSOLIDATED FINANCIAL DATA

The table below presents summary statement of operations and balance sheet data. The summary financial data for each of the three years ended December 31, 2003 through December 31, 2005 are derived from our audited financial statements for those periods. We derived the summary financial data as of June 30, 2006 and for the three and six months ended June 30, 2005 and 2006 from our unaudited financial statements. The unaudited financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes incorporated by reference into this prospectus supplement and on file with the SEC. See also “Unaudited Pro Forma Financial Information” in the accompanying prospectus For more details on how you can obtain our SEC reports and other information, you should read the section of the accompanying prospectus entitled “Where You Can Find More Information” beginning on page 19.

The Vista Gold financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For the purposes of these financial statements, these principles conform, in all material respects, with U.S. generally accepted accounting principles (“U.S. GAAP”), except as described in Note 18 to our audited consolidated financial statements filed as part of our annual report on Form 10-K for the year ended December 31, 2005 and in Note 13 to our unaudited consolidated financial statements filed as part of our quarterly report on Form 10-Q for the quarter ended June 30, 2006.

Selected Income Statement Data

U.S. dollars in thousands, except per share data

Results of operations	Years Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2003	2006	2005	2006	2005
	(Audited)			(Unaudited)		(Unaudited)
Gold revenues	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Net loss	4,584	4,924	2,745	926	1,450	2,034	2,408
Basic and diluted loss per share	0.24	0.31	0.22	0.04	0.08	0.09	0.13
Weighted average common shares outstanding, basic and diluted	18,813,193	15,955,318	12,755,672	25,311,673	18,212,022	23,418,652	18,170,682

Had these consolidated income statements been prepared in accordance with U.S. GAAP, certain selected income statement data would have been reported as follows:

Selected Income Statement Data (U.S. GAAP)

U.S. dollars in thousands, except share and per share data

Results of operations	Years Ended December 31,			Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2003	2006	2005	2006	2005
	(Audited)			(Unaudited)		(Unaudited)
Gold revenues	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Net loss	5,353	5,897	3,380	1,271	1,684	2,836	2,810
Unrealized (gain)/loss on marketable securities	(22)	156	(315)	166	43	(256)	52
Comprehensive loss	5,331	6,053	3,065	1,437	1,727	2,580	2,862
Basic and diluted loss per share	0.28	0.37	0.26	0.06	0.09	0.11	0.16
Weighted average common shares outstanding, basic and diluted	18,813,193	15,955,318	12,755,672	25,311,673	18,212,022	23,418,652	18,170,682

Selected Balance Sheet Data (Unaudited)

U.S. dollars in thousands

	June 30, 2006
	Actual	As Adjusted(1)
		Minimum Offering	Maximum Offering
Working capital	$23,945	$46,695	$53,345
Current assets	24,287	47,037	53,687
Property, plant and equipment	31,213	31,213	31,213
Total assets	62,078	84,828	91,478
Current liabilities	342	342	342
Total liabilities	4,481	4,481	4,481

(1)	The as adjusted balance sheet data gives effect to our receipt of net proceeds from this offering, after deducting estimated agents’ fees and estimated offering expenses payable by us, of (i) $22.75 million if the minimum amount of our common shares is sold, and (ii) $29.4 million if the maximum amount of our common shares is sold.

Had these consolidated balance sheets been prepared in accordance with U.S. GAAP, certain selected balance sheet data would have been reported as follows:

Selected Balance Sheet Data (Unaudited) (U.S. GAAP)

U.S. dollars in thousands

June 30, 2006
Working capital	$24,297
Current assets	24,639
Property, plant and equipment	20,516
Total assets	50,362
Current liabilities	342
Total liabilities	4,481

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and the documents incorporated by reference in the accompanying prospectus constitute forward-looking statements within the meaning of the Securities Act of 1933 (the “Securities Act”) and Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in these documents and in press releases and public statements by our officers or representatives, that address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of our business, legal proceedings, estimated production, estimated completion dates, estimated exploration expenditures, operations, proven or probable reserves, mineralized material, current working capital, cash operating costs, plans and other such matters, as well as statements made concerning plans and anticipated effects of the proposed transfer of our Nevada-based mining properties and related assets into Allied Nevada and the Pescios’ transfer to Allied Nevada of their interests in certain Nevada-based mining properties and related assets (see “Vista Gold Corp.” above) are forward-looking statements. The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause our actual results, performance or achievements, including anticipated consequences of the Arrangement, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Arrangement, including the risk that the market price of our common shares could decrease following the Arrangement, and the risk that we may be subject to U.S. federal corporate income tax and Canadian income taxes in connection with our distribution of Allied Nevada Shares. These also include other risks such as our likely status as a “passive foreign investment company” for U.S. federal tax purposes, and business risks including the risk that our acquisition, exploration and property advancement efforts will not be successful; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning reserve and resource estimates; potential effects on our operations of environmental regulations in the countries in which we operate; intense competition in the mining industry; risks due to legal proceedings; uncertainty of being able to raise capital on favorable terms or at all; risks that some of our directors may have conflicts of interest as a result of involvement with other natural resource companies; possible challenges to title to our properties; risks from political and economic instability in the countries in which we operate; and risks that may affect our ability to complete the proposed Arrangement including risks that we may be unable to obtain required securityholder, court or third-party approvals, as well as those factors discussed in our latest annual report on Form 10-K and other filings with the SEC. Please see “Risk Factors” below for more information about these and other risks. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that these statements will prove to be accurate as actual results and future events could differ materially from those anticipated in the statements. We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference therein before deciding to invest in our common shares. The risks described below are not the only ones facing us or otherwise associated with an investment in our common shares. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our business. We have attempted to identify the major factors under the heading “Risk Factors” that could cause differences between actual and planned or expected results, and we have included these material risk factors. If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common shares could decline, and you could lose part or all of your investment. See “Forward-Looking Statements” above.

Risks Relating to the Arrangement

The market price of our common shares could decrease if we are unable to complete the Arrangement, or if we have to delay completion of the Arrangement.

Pursuant to the Arrangement and Merger Agreement, we intend to transfer our Nevada-based mining properties and related assets into Allied Nevada concurrently with the Pescios’ transfer to Allied Nevada of their interests in certain Nevada-based mining properties and related assets. Completion of the Arrangement is subject to a number of conditions including receipt of all required court, securityholder, regulatory and third party approvals and certain other customary conditions. If the transaction does not receive all of the required approvals, or if any of the other conditions to completion are not satisfied or waived, we will be unable to complete the Arrangement, which could negatively impact the market price of our common shares. If we experience delays in receiving any of the required approvals for the Arrangement, or do not have certain conditions satisfied or waived so that we may timely complete the Arrangement, any resulting delay in completing the Arrangement could also negatively impact the market price of our common shares.

We may be subject to U.S. federal corporate income tax and Canadian income taxes in connection with our distribution of Allied Nevada Shares.

The distribution of Allied Nevada Shares will be taxable to us for Canadian income tax purposes and U.S. federal income tax purposes under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The amount of our tax liability will depend on the amount of gain deemed realized on the distribution, which would be the difference between the fair market value of the Allied Nevada Shares distributed and our adjusted basis of those Allied Nevada Shares and other factors including, but not limited to, the other deductions or credits available to us such as loss carry forwards or foreign tax credits. We intend to retain an amount of Allied Nevada Shares which our management considers sufficient to fund an adequate reserve to pay these taxes. However, U.S. securities law restrictions would likely preclude us from selling these Allied Nevada Shares in a manner timely to fund the tax liability because the Allied Nevada Shares retained by us will be “restricted securities” as defined in Rule 144 under the Securities Act and cannot be resold by us in the absence of registration under the Securities Act unless an exemption from registration is available. Accordingly, we may instead have to pay the tax out of our currently available cash. While it might be possible to effect a private resale of restricted securities, this would likely involve a significant discount to market price. If we choose to register the Allied Nevada Shares for resale or choose to rely on an exemption to resell the Allied Nevada Shares into the market, either of these choices would require us to wait at least several months to a year before we could resell the Allied Nevada Shares. This is because registration of the Allied Nevada Shares under the Securities Act would take at least several months to complete; alternatively, the most commonly available exemption for resales, Rule 144 under the Securities Act, would require us to hold the Allied Nevada Shares for one year before commencing the resales. Further, any such sale is likely to result in gain or loss for U.S. and Canadian income tax purposes, which may result in tax liability.

Risks Related to the Business of Vista Gold

Vista Gold is a “passive foreign investment company” for U.S. tax purposes, which can have a materially adverse effect on a U.S. shareholder’s economic return on investment in our common shares.

For U.S. federal income tax purposes, Vista Gold was classified as a passive foreign investment company (“PFIC”) under section 1297 of the Code for our taxable year ended December 31, 2005, and likely will be a PFIC in subsequent taxable years until it has significant operating income. Classification of a corporation as a PFIC is a tax attribute which may have a material adverse effect on a U.S. shareholder’s economic return. Whether, and to what extent, there will be a material adverse effect depends to a very large extent on whether a U.S. shareholder makes certain elections in timely fashion. These elections are discussed herein under “Certain U.S. Federal Income Tax Considerations” on page S-19. Each potential U.S. investor in our common shares is urged to review that discussion and consult an independent U.S. tax adviser, because the PFIC rules are complex, before investing in our common shares.

We cannot be certain that our acquisition, exploration and development activities will be commercially successful.

We currently have no properties that produce gold in commercial quantities. Our gold production has declined steadily since mining activities were suspended at the Hycroft mine in 1998, and gold production is incidental to solution recirculation on the heaps.

Substantial expenditures are required to acquire existing gold properties, to establish ore reserves through drilling and analysis, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The price of gold is subject to fluctuations, which could adversely affect the realizable value of our assets and potential future results of operations and cash flow.

Our principal assets are gold reserves and mineralized material. We intend to attempt to acquire additional properties containing gold reserves and mineralized material. The price that we pay to acquire these properties will be, in large part, influenced by the price of gold at the time of the acquisition. Our potential future revenues are expected to be, in large part, derived from the mining and sale of gold from these properties or from the outright sale or joint venture of some of these properties. The value of these gold reserves and mineralized material, and the value of any potential gold production therefrom, will vary in proportion to variations in gold prices. The price of gold has fluctuated widely, and is affected by numerous factors beyond our control including, but not limited to, international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns and speculative activities. The effect of these factors on the price of gold, and therefore the economic viability of any of our projects, cannot accurately be predicted. Any drop in the price of gold would adversely affect our asset values, cash flows, potential revenues and profits.

Mining exploration, development and operating activities are inherently hazardous.

Mineral exploration involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we have direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. The nature of these risks is such that liabilities might exceed any liability insurance policy limits. It is also possible that the liabilities and hazards might not be insurable, or, we could elect not to be insured against such liabilities due to high premium costs or other reasons, in which event, we could incur significant costs that could have a material adverse effect on our financial condition.

Reserve calculations are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore, and recoverability of metal in the mining process.

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Our exploration and development operations are subject to environmental regulations, which could result in our incurring additional costs and operational delays.

All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries or jurisdictions in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our projects. We are currently subject to environmental regulations with respect to our properties in Nevada, California and Idaho in the United States, as well as Bolivia, Mexico, Indonesia and Australia.

The Hycroft mine in Nevada occupies private and public lands. The public lands include unpatented mining claims on lands administered by the U.S. Bureau of Land Management, Nevada State Office. These claims are governed by the laws and regulations of the U.S. federal government and the State of Nevada.

U.S. Federal Laws

The U.S. Bureau of Land Management requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project we undertake.

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Our mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the rules.

The U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), imposes strict, joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. We cannot predict the potential for future CERCLA liability with respect to our Nevada property or surrounding areas.

Nevada Laws

At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Hycroft mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination, and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, required changes to operating constraints, technical criteria, fees or surety requirements.

California Laws

A new mining operation in California, such as the Long Valley project, which is on federal unpatented mining claims within a National Forest, would require obtaining various federal, state and local permits. Mining projects require the establishment and presentation of environmental baseline conditions for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil, and socioeconomic parameters. An environmental impact statement (“EIS”) would be required for any mining activities proposed on public lands. A Plan of Operations/Reclamation Plan would be required. Also required would be permits for waste-water discharge and wetland disturbance (dredge and fill); a county mining plan and reclamation plan; a county mining operations permit; special use permits from the U.S. Forest Service; and possibly others. In addition, compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act consultation process. Possible county zoning and building permits and authorization may be required. Baseline environmental conditions are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or delay the start of production. In addition, on December 12, 2002, California adopted a “backfilling law” requiring open-pit surface mining operations for metallic minerals to back-fill the mines. While we have determined that the geometry of our Long Valley project would lend itself to compliance with this law, future adverse changes to this law could have a corresponding adverse impact on our financial performance and results of operations, for example, by requiring changes to operating constraints, technical criteria, fees or surety requirements.

Idaho Laws

Permitting a mining operation, such as Yellow Pine, located on patented mining claims within a National Forest in Idaho would require obtaining various Federal, State and local permits under the coordination of the Idaho joint review process. Mining projects require the establishment and presentation of environmental baseline conditions for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil and socioeconomic parameters. An EIS would be required for any mining activities proposed on public lands. Permits would also be required for storm-water discharge; wetland disturbance (dredge and fill); surface mining; cyanide use, transport and storage; air quality; dam safety (for water storage and/or tailing storage); septic and sewage; water rights appropriation; and possibly others. In addition, compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act consultation process. Possible county zoning and building permits and authorization may be required. Baseline environmental conditions are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or might have to delay the start of production.

Bolivia Laws

We are required under Bolivian laws and regulations to acquire permits and other authorizations before we can develop and mine the Amayapampa project. In Bolivia there is relatively new comprehensive environmental legislation, and the permitting and authorization process may be less established and less predictable than in the United States. While we have all the necessary permits to place the Amayapampa project into production, when a production decision is reached, these permits will need to be re-affirmed and there can be no assurance that we will be able to acquire updates to necessary permits or authorizations on a timely basis. Delays in acquiring any permit or authorization update could increase the development cost of the Amayapampa project, or delay the start of production.

Under Bolivian regulations, the primary component of environmental compliance and permitting is the completion and approval of an environmental impact study known as estudio de evaluacion de impacto ambiental (“EEIA”), which we submitted in 1997 and was subsequently approved. The EEIA provides a description of the existing environment, both natural and socio-economic, at the project site and in the region; interprets and analyzes the nature and magnitude of potential environmental impacts that might result from project activities; and describes and evaluates the effectiveness of the operational measures planned to mitigate the environmental impacts. Baseline environmental conditions, including meteorology and air quality, hydrological resources and surface water, are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or might have to delay the start of production.

Mexico Laws

We are required under Mexican laws and regulations to acquire permits and other authorizations before the Paredones Amarillos or Guadalupe de los Reyes projects can be developed and mined. Since the passage of Mexico’s 1988 General Law on Ecological Equilibrium and Environmental Protection, a sophisticated system for environmental regulation has evolved. In addition, North American Free Trade Agreement requirements for regulatory standards in Mexico equivalent to those of the United States and Canada have obligated the Mexican government to continue further development of environmental regulation. Most regulatory programs are implemented by various divisions of the Secretariat of Environment and Natural Resources of Mexico (“SEMARNAT”). While we have the necessary permits to place the Paredones Amarillos project into production, there can be no assurance that we will be able to acquire updates to necessary permits or authorizations on a timely basis. Likewise, there can be no assurance that we will be able to acquire the necessary permits or authorizations on a timely basis to place the Guadalupe de los Reyes project into production. Delays in acquiring any permit, authorization or updates could increase the development cost of the Paredones Amarillos project or the Guadalupe de los Reyes project, or delay the start of production.

The most significant environmental permitting requirements, as they relate to the Paredones Amarillos and the Guadalupe de los Reyes projects are developing reports on environmental impacts; regulation and permitting of discharges to air, water and land; new source performance standards for specific air and water pollutant emitting sources; solid and hazardous waste management regulations; developing risk assessment reports; developing evacuation plans; and monitoring inventories of hazardous materials. If the Paredones Amarillos or the Guadalupe de los Reyes projects are found to not be in compliance with any of these requirements, we could incur significant compliance costs, or might have to delay the start of production.

Indonesia Laws

We are required under Indonesian laws and regulations to acquire permits and other authorizations before our current Indonesian mining project, the Awak Mas project, can be developed and mined. In Indonesia, environmental legislation plays a significant role in the mining industry. Various environmental documents such as the analysis of environmental impact (“AMDAL”) concerning the Awak Mas project, covering studies on, inter alia, air, water, sand, pollution, hazardous and toxic wastes and reclamation of mining area, must be prepared and submitted to the Ministry of Environment for approval. In addition, we are also required to submit periodical environmental reports to the relevant environmental government agencies pursuant to the AMDAL and other required environmental licenses (e.g. license for tailing waste).

The preparation of AMDAL documents and other relevant environmental license documents involves incurrence of time and costs and there is no assurance that those approvals/licenses can be obtained in a timely manner. The Indonesian government also has administrative discretion not to approve AMDAL documents or grant the required environmental licenses (including any renewal or extensions of such documents). All these conditions may delay the production activity of the Awak Mas project.

Failure to meet all of the requirements with respect to the above environmental documents, licensing and report submissions could cause us to be subject to administrative and criminal sanctions as well as fines. In extreme cases, the administrative sanctions can also be imposed in the form of revocation of our business license and the contract of work that we have with the Indonesian government.

As well, from time to time the implementation of the regional autonomy law in Indonesia can cause uncertainty as to the existence and applicability of national and regional regulations (including in the environmental sector). Often regional regulations are in conflict with higher regulations that apply nationally. As a result we may incur cost and time to manage any issues which may arise and that could possibly affect the overall mining activity of the Awak Mas project.

Australia Laws

Mineral projects in the Northern Territory are subject to Northern Territory laws and regulations regarding environmental matters and the discharge of hazardous wastes and materials. As with all mining projects, the Mt. Todd gold mine would be expected to have a variety of environmental impacts should development proceed. We are required under Australian laws and regulations to acquire permits and other authorizations before the Mt. Todd gold mine can be developed and mined. In Australia, environmental legislation plays a significant role in the mining industry. Various environmental documents such as the EIS over the Mt. Todd gold mine, covering studies on, inter alia, air, water, pollution, hazardous and toxic wastes, reclamation of mining area, etc. must be prepared and submitted to the Mining and Petroleum Authorizations and Evaluation Division of the Department of Primary Industries, Fisheries and Mines of the Northern Territory government for approval.

The preparations of the EIS and related documents and other relevant environmental licenses would involve incurrence of time and costs and there is no assurance that those approvals/licenses can be obtained in a timely manner. The Northern Territory government also has administrative discretion not to approve the EIS documents or grant the required environmental licenses (including any renewal or extensions of such documents). We have entered into an agreement with the Northern Territory relating to environmental and rehabilitation issues. We must also comply with Aboriginal heritage legislation requirements which require heritage survey work to be undertaken prior to the commencement of mining operations. All these conditions may delay the production activity of the Mt. Todd gold mine.

These conditions could frustrate investors seeking certainty in their investments, and as a result we may incur costs and time to manage any issues which may arise and that could possibly affect the overall mining activity of the Mt. Todd gold mine.

We face intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, our exploration and development programs may be slowed down or suspended. We compete with other gold companies for capital. If we are unable to raise sufficient capital, our exploration and development programs may be jeopardized or we may not be able to acquire, develop or operate gold projects.

We may be unable to raise additional capital on favorable terms.

The exploration and development of our development properties, specifically the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Significant capital investment is required to achieve commercial production from each of our non-producing properties. We will have to raise additional funds from external sources in order to maintain and advance our existing property positions and to acquire new gold projects. There can be no assurance that additional financing will be available at all or on acceptable terms and, if additional financing is not available, we may have to substantially reduce or cease our operations.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors are directors or officers of other natural resource or mining-related companies. Robert A. Quartermain is President and a director of Silver Standard Resources Inc., and is a director of Canplats Resources Corporation, Radiant Resources, Inc., IAMGold Corporation and Minco Silver Corporation. C. Thomas Ogryzlo is the President, Chief Executive Officer and a director of Polaris Geothermal Inc., and is a director of Tiomin Resources Inc., Birim Goldfields Inc. and Baja Mining Corp. Michael B. Richings, who is also our President and Chief Executive Officer, is a director of Triumph Gold Corp. (successor to IMC Ventures) and Zaruma Resources Inc., both of which hold interests in mining properties. John Clark is a director of Alberta Clipper Energy Inc. and Thunder Energy Trust (both Canadian oil and gas exploration and production companies) and Chief Financial Officer and a director of Polaris Geothermal Inc. W. Durand Eppler is Chief Executive Officer and a director of Coal International PLC and a director of Augusta Resource Corporation. These associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the company in question and to abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, the company in question will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Yukon Territory, the directors of all Yukon Territory companies are required to act honestly, in good faith and in the best interests of a company for which they serve as a director.

There may be challenges to our title in our mineral properties.

There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any of our properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and development programs.

As discussed in “Part I—Item 3. Legal Proceedings” of our annual report on Form 10-K for the year ended December 31, 2002, and referenced in subsequent reports, a legal dispute was initiated in Bolivia in April 1998 by Mr. Estanislao Radic who brought legal proceedings in the lower penal court and subsequently in civil court against Mr. Raul Garafulic and us, questioning the validity of Mr. Garafulic’s ownership of the Amayapampa property.

During the quarter ended June 30, 2006, it came to our attention that Mr. Radic had initiated other legal proceedings in Bolivian civil court with respect to this matter. We believe that Mr. Radic’s position is without merit and are taking appropriate legal action to confirm the validity of our interests in our holdings in Bolivia. While we do not anticipate that this dispute will result in any material adverse impact on us or the value of our holdings in Bolivia, we cannot assure that this will be the case.

Our property interests in Bolivia, Mexico, Indonesia and Australia are subject to risks from political and economic instability in those countries.

We have property interests in Bolivia, Mexico, Indonesia and Australia, which may be affected by risks associated with political or economic instability in those countries. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labor instability or militancy, mineral title irregularities and high rates of inflation. Changes in mining or investment policies or shifts in political attitude in Bolivia, Mexico, Indonesia or Australia may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Recent political developments in Bolivia may adversely affect our Amayapampa project. On May 1, 2006, President Evo Morales of Bolivia, who took office in January 2006, signed a decree which effectively nationalized Bolivia’s hydrocarbon industry. President Morales and others in his administration have made public statements regarding their desire to exert greater state control over all natural resource production in Bolivia, including mining.

To date, there have been no formal proposals to nationalize the mining industry and it is not clear that such nationalization would take place. The government may, however, alter its current policies with respect to the mining industry. If the Amayapampa project were nationalized, we might be unable to recover any significant portion of our investment in the project. The government could also substantially increase mining taxes or require significant royalty payments, which could have a material adverse effect on the profitability of the Amayapampa project.

Our financial position and results are subject to fluctuations in foreign currency values.

Because we have mining exploration and evaluation operations in North and South America and in Indonesia, we are subject to foreign currency fluctuations, which may materially affect our financial position and results. We do not engage in currency hedging to offset any risk of currency fluctuations.

We measure and report our financial results in U.S. dollars. We have mining projects in Bolivia, Mexico and Indonesia, and we are looking for other projects elsewhere in the world. Economic conditions and monetary policies in these countries can result in severe currency fluctuations.

Currently all our material transactions in Mexico, Bolivia and Indonesia are denominated in U.S. dollars. However, if we were to begin commercial operations in any of these or other countries, it is possible that material transactions incurred in the local currency, such as engagement of local contractors for major projects, will be settled at a U.S. dollar value that is different from the U.S. dollar value of the transaction at the time it was incurred. This could have the effect of undermining profits from operations in that country.

Future sales of our common shares in the public or private markets could adversely affect the trading price of our common shares and our ability to raise funds in new share offerings.

Future sales of substantial amounts of our common shares or equity-related securities in the public or private markets, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common shares and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of common shares or the availability of common shares for future sale, will have on the trading price of our common shares.

It may be difficult to enforce judgments or bring actions outside the United States against us and certain of our directors and officers.

Vista Gold is a Canadian corporation and certain of its directors and officers are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons, and of Vista Gold, are located outside the United States. As a result, it may be difficult or impossible for an investor:

•	to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and Vista Gold; or

•	to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and Vista Gold.

USE OF PROCEEDS

After deducting estimated agents’ fees and estimated offering expenses payable by us, the net proceeds of the offering are estimated to be $22.75 million if the minimum amount of $25 million of our common shares is sold, and $29.4 million if the maximum amount of $32 million of our common shares is sold.

Of the anticipated net proceeds from this offering, we plan to invest the first $25 million in common shares of Allied Nevada as described above under “Vista Gold Corp.”. If our net proceeds from this offering are less than $25 million, we would make up the difference with our own cash in order to make the full $25 million investment. We expect that we would use any remainder of the proceeds in excess of $25 million for general working capital and general corporate purposes including transaction expenses. If we are unable to complete the Arrangement, we anticipate that our proceeds from the offering would be used for:

•	continuation of our strategy of acquiring additional gold resources, as suitable opportunities arise;

•	improving our gold projects through additional drilling, re-engineering and feasibility studies; and

•	general working capital and general corporate purposes, including to fund expenses related to the Arrangement described above under “Vista Gold Corp.”.

Accordingly, we will retain broad discretion as to the allocation of the net proceeds of this offering. We intend to invest the net proceeds of this offering in an interest-bearing liquid savings account, or in investment grade interest-bearing instruments, pending the above uses.

PRICE RANGE OF OUR COMMON SHARES

Our common shares are listed on the American Stock Exchange and the Toronto Stock Exchange under the symbol “VGZ”. The following table sets out the reported high and low sale prices on the American Stock Exchange and on the Toronto Stock Exchange for the periods indicated as reported by the exchanges.

		American Stock Exchange (US$)		The Toronto Stock Exchange (CDN$)
		High	Low	High	Low
2004	1st quarter	6.19	3.91	7.99	4.92
	2nd quarter	5.75	3.35	7.55	4.51
	3rd quarter	4.36	3.18	5.72	4.14
	4th quarter	4.85	3.75	5.80	4.55
2005	1st quarter	4.27	3.30	6.00	4.01
	2nd quarter	3.94	2.76	4.89	3.45
	3rd quarter	4.50	3.43	5.40	4.15
	4th quarter	5.35	3.90	6.25	4.36
2006	1st quarter	5.80	4.34	6.95	5.05
	2nd quarter	9.99	5.82	11.17	6.59
	3rd quarter (through October 30, 2006)	13.55	8.12	14.95	9.22

On October 30, 2006, the last reported sale price of our common shares on the American Stock Exchange was $9.48 and on the Toronto Stock Exchange was CDN $10.68. As at October 30, 2006 there were 27,774,358 common shares issued and outstanding, and we had 950 registered shareholders of record.

DIVIDENDS

We have never paid dividends. While any future dividends will be determined by our directors after consideration of our earnings, financial condition and other relevant factors, it is currently expected that available cash resources will be utilized in connection with the ongoing acquisition, exploration and evaluation programs of Vista Gold.

CAPITALIZATION

The following table shows our unaudited cash, cash equivalents, marketable securities and capitalization as of June 30, 2006:

•	on an actual basis; and

•	as adjusted to give effect to our receipt of net proceeds from this offering, after deducting estimated agents’ fees and estimated offering expenses payable by us, of (i) $22.75 million if the minimum amount of $25 million of our common shares is sold, and (ii) $29.4 million if the maximum amount of $32 million of our common shares is sold.

This table should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2006 (Unaudited)
	Actual	As adjusted
		Minimum Offering	Maximum Offering
	(U.S. dollars in thousands, except share and per share data)
Cash, cash equivalents, and marketable securities	$23,536	$46,286	$52,936

Shareholders’ equity:
Preferred shares, no par value—unlimited shares authorized, no shares outstanding, actual and as adjusted	—	—	—
Common shares, no par value—unlimited shares authorized; 27,466,030 shares issued, actual; 30,407,207 and 31,230,735 shares issued and outstanding, as adjusted to give effect to the minimum offering and the maximum offering, respectively	185,034	207,784	214,434
Warrants	401	401	401
Options	1,687	1,687	1,687
Contributed Surplus	253	253	253
Deficit	(129,778)	(129,778)	(129,778)

Total shareholders’ equity	57,597	80,347	86,997

Total capitalization	$57,597	80,347	86,997

The number of our common shares to be outstanding after this offering in the table above is based on 27,466,030 shares issued and outstanding as of June 30, 2006 and excludes:

•	819,500 common shares underlying our options outstanding as of June 30, 2006 at a weighted average exercise price of $3.75 per share;

•	1,927,103 common shares available for issuance under our Stock Option Plan, as of June 30, 2006; and

•	1,804,022 common shares underlying our warrants outstanding at June 30, 2006 at a weighted average exercise price of $4.27 per share.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common shares immediately after this offering. The net tangible book value of our common shares on June 30, 2006 was approximately $57.6 million, or $2.09 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of our common shares outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of common shares in this offering and the net tangible book value per share of our common shares immediately afterwards. After giving effect to the sale by us of the minimum amount of our common shares in this offering at an offering price of $8.50 per share and after deducting estimated agents’ fees and estimated offering expenses payable by us, our net tangible book value at June 30, 2006 would have been approximately $80.3 million, or $2.62 per share. This represents an immediate increase in net tangible book value of $0.53 per share to existing shareholders and an immediate dilution of $5.88 per share to new investors purchasing common shares in this offering. After giving effect to the sale by us of the maximum amount of our common shares in this offering at an offering price of $8.50 per share and after deducting estimated agents’ fees and estimated offering expenses payable by us, our net tangible book value at June 30, 2006, would have been approximately $87.0 million or $2.76 per share, which represents an immediate increase in net tangible book value of $0.67 per share to existing shareholders and an immediate dilution of $5.74 per share to new investors purchasing common shares in this offering. The following table illustrates this dilution on a per share basis in both the case of the minimum amount of shares sold and the maximum amount sold:

	Minimum Offering	Maximum Offering
Public offering price per share	$8.50	$8.50

Net tangible book value per share as of June 30, 2006	2.09	2.09

Increase per share attributable to new investors	0.53	0.67

As adjusted net tangible book value per share after this offering	2.62	2.76

Dilution per share to new investors	$5.88	$5.74

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering. As of October 30, 2006, there were:

•	946,500 common shares underlying our options outstanding at a weighted average exercise price of $5.13 per share;

•	1,829,858 common shares available for issuance under our Stock Option Plan; and

•	1,598,694 common shares underlying our warrants outstanding at a weighted average exercise price of $4.35 per share.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE. THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

The following is a discussion of the material U.S. federal income tax consequences to U.S. Holders, as defined below for purposes of this discussion of “Certain U.S. Federal Income Tax Considerations”, of the holding and disposition of our common shares. The discussion is based on the Code, U.S. Treasury regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

A “U.S. Holder” is a beneficial owner of our common shares that is for U.S. federal income tax purposes (a) an individual U.S. citizen or resident alien; (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, the District of Columbia or any state in the United States; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion only addresses U.S. Holders who hold our common shares as “capital assets” within the meaning of section 1221 of the Code. This discussion does not address all the tax consequences that might be relevant to U.S. Holders in light of their particular circumstances or the U.S. federal income tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax laws, including but not limited to banks and other financial institutions, insurance companies, dealers in securities or foreign currency, traders that have elected mark-to-market accounting, tax-exempt organizations, certain former citizens or residents of the United States, persons that hold our common shares as part of a “straddle”, “hedge”, “conversion transaction” or other integrated investment, U.S. Holders who own, directly or indirectly, 10% or more of Vista Gold’s common shares, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below.

If a partnership, or other entity taxed as a partnership for U.S. federal income tax purposes, holds our common shares, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partnerships that hold our common shares, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of holding our common shares.

Prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the holding and disposition of our common shares in their particular circumstances.

Passive Foreign Investment Company Rules

For U.S. federal income tax purposes, we were classified as a PFIC under section 1297 of the Code for our taxable year ended December 31, 2005, and likely will be a PFIC in subsequent taxable years until we have significant operating income. A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (a) at least 75% of its gross income is “passive” income (the “income test”), or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of the income test and the asset test, if a non-U.S. corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, the non-U.S. corporation will be treated as if it held its proportionate share of the assets of the latter corporation and received directly its proportionate share of the income of that latter corporation. Passive income generally includes dividends, interest, royalties and rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person).

For any taxable year in which we are a PFIC, U.S. Holders will be subject to U.S. federal income tax in respect of our common shares in accordance with the special rules applicable to investments in PFICs. Under the PFIC rules, as discussed further below in this section “Passive Foreign Investment Company Rules”, the U.S. federal income tax consequences of the ownership of our common shares will be governed by the so-called “non-qualified fund” regime, unless either (a) a U.S. Holder elects to treat Vista Gold as a “qualifying electing fund” (“QEF”), and we annually supply our U.S. Holders with the information necessary for compliance with the QEF election, or (b) our common shares constitute “marketable stock”, within the meaning of section 1296 of the Code, and the U.S. Holder elects to mark our common shares to market as of the end of each taxable year. U.S. Holders of shares of stock of a PFIC are subject to special annual tax reporting requirements.

U.S. HOLDERS ARE STRONGLY ADVISED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE POSSIBLE CHARACTERIZATION OF VISTA GOLD AS A PFIC AS WELL AS THE ADVISABILITY OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION.

Non-Qualifying Fund

In general, if a QEF election or a mark-to-market election is not made by a U.S. Holder, any gain on a sale or other disposition of our common shares by such a U.S. Holder would be treated as ordinary income and would be subject to special tax rules. Under these special tax rules, (a) the amount of any such gain would be allocated ratably over the U.S. Holder’s holding period for our common shares, (b) the amount of ordinary income allocated to years prior to the year of sale or other disposition would be subject to tax at the highest statutory rate applicable to such U.S. Holder for each such year (determined without regard to other income, losses or deductions of the U.S. Holder for such years), and (c) the tax for such prior years would be subject to an interest charge, computed at the rate applicable to underpayments of tax. Under proposed U.S. Treasury regulations, a ”disposition” may include, under certain circumstances, transfers at death, gifts, pledges of shares and other transactions with respect to which gain is not ordinarily recognized. In addition, the adjustment ordinarily made to the tax basis of stock owned by a decedent may not be available with respect to our common shares. Rules similar to those applicable to dispositions will generally apply to distributions in respect of our common shares that exceed 125% of the average amount of distributions in respect of such shares during the preceding three years, or, if shorter, during the preceding years in the U.S. Holder’s holding period (“excess distributions”).

QEF Election

If a U.S. Holder makes a valid and timely-filed QEF election in connection with a purchase of our common shares, and provided that we annually supply the information necessary to comply with such election, then the electing U.S. Holder will be required each taxable year to recognize, as ordinary income, a pro rata share of our earnings, and to recognize, as capital gain, a pro rata share of our net capital gain, in each case without regard to whether distributions are received with respect to our common shares for such year. The QEF election, once made, applies to all subsequent taxable years of the U.S. Holder in which it holds our common shares until we cease to be a PFIC. If we are again a PFIC in any taxable year following a year in which we were not treated as a PFIC, the original QEF election continues to be effective. For any taxable year in which we are a PFIC and do not have any net income or net capital gain, a U.S. Holder would not have any income or gain as a result of the QEF election. We will provide the information necessary for complying with the

QEF election. Amounts included in a U.S. Holder’s taxable income under the QEF regime would increase such U.S. Holder’s tax basis in our common shares, and subsequent distributions by us would not be taxable to the U.S. Holder, and instead would reduce the U.S. Holder’s tax basis in our common shares to the extent that the U.S. Holder could demonstrate that the distributions were attributable to previously-taxed income. A U.S. Holder generally would recognize capital gain or loss upon a disposition of our common shares that were subject to a QEF election at all times during such U.S. Holder’s holding period. Special rules would apply if a U.S. Holder makes a QEF election later than the first taxable year in which our common shares are owned (which could result in the U.S. Holder remaining subject to the non-qualifying fund regime described above).

Mark-to-Market Election

If a U.S. Holder makes a valid and timely-filed mark-to-market election, and provided that our common shares constitute “marketable stock” within the meaning of Section 1296 of the Code, then in any year in which we are a PFIC the U.S. Holder annually would be required to report any unrealized gain with respect to its common shares as an item of ordinary income, and would be permitted to deduct any unrealized loss, as an ordinary loss, to the extent of previous inclusions of ordinary income. Any gain subsequently realized by such electing U.S. Holder upon a disposition of our common shares also would be treated as ordinary income, rather than capital gain, but such U.S. Holder would not be subject to an interest charge on the resulting tax liability as under the non-qualifying fund regime. A U.S. Holder who makes a mark-to-market election would still be taxed on distributions from us when received, as described under “Dividends”.

For purposes of the mark-to-market election, marketable stock generally includes stock that is regularly traded on certain established securities markets within the United States, or on any exchange or other market that the IRS determines has trading, listing, financial disclosure, and other rules adequate to carry out the purposes of the mark-to-market election. The American Stock Exchange and the Toronto Stock Exchange may qualify as such an exchange. Each U.S. Holder should consult its own advisor as to whether the mark-to-market election is available with respect to our common shares. Special rules would apply to a U.S. Holder that held our common shares prior to the first taxable year for which the mark-to-market election was effective, which could result in an interest charge for such first taxable year, as under the non-qualifying fund regime described above.

Once made, a mark-to-market election would be effective for all subsequent taxable years of such U.S. Holder unless revoked with the consent of the Secretary of the Treasury or unless our common shares cease to be marketable.

Dividends

For purposes of this section “Dividends”, it is assumed that we are a PFIC. To the extent that distributions paid on our common shares are not treated as excess distributions received by a non-electing U.S. Holder, and to the extent the distribution exceeds the previously-taxed income of a U.S. Holder that makes a QEF election, such distributions (before reduction for Canadian withholding taxes) will be taxable as dividends to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, and will be includable in a U.S. Holder’s ordinary income when received. Dividends on our common shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. Holder regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are not converted into U.S. dollars at the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to the U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

A U.S. Holder may be entitled to deduct, or claim a U.S. foreign tax credit for, Canadian taxes that are withheld on dividends received by a U.S. Holder, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and for tax years beginning before January 1, 2007, generally will be “passive income” or “financial services income”, and for tax years beginning after December 31, 2006, generally will be “passive category income” or “general category income” for purposes of computing the U.S. foreign tax credit allowable to a U.S. Holder. The rules governing the U.S. foreign tax credit are complex, and investors are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s basis, and any excess will be treated as capital gain. Such capital gain would not give rise to income from sources outside the United States, and accordingly a U.S. Holder may need other non-U.S. source income in order to claim a tax credit for Canadian withholding taxes imposed on such distribution.

Disposition of Securities

For purposes of this section “Disposition of Securities”, it is assumed that we are a PFIC. A U.S. Holder will recognize taxable gain or loss on any sale or other disposition of our common shares in an amount equal to the difference between the amount received (in cash or other property, valued at fair market value) for our common shares and the U.S. Holder’s tax basis in our common shares. For U.S. Holders that use the cash method of accounting, and for U.S. Holders that use the accrual method of accounting and so elect, the U.S. dollar value of the cash received in Canadian dollars on the sale or other disposition of our common shares will be the U.S. dollar value determined on the basis of the spot rate on the settlement date of the sale. Subject to U.S. Holders that make a QEF election as described above, a U.S. Holder’s tax basis in our common shares generally equals the U.S. dollar value of the price paid in Canadian dollars determined on the basis of the spot rate on the settlement date of the purchase. Such gain or loss will be income or loss from sources within the United States for U.S. foreign tax credit limitation purposes. For U.S. Holders that make a QEF election, such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers, including individuals, derived with respect to capital assets held for more than one year are eligible for reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends on our common shares and the proceeds of the sale or other disposition of our common shares unless a U.S. Holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if a U.S. Holder fails to provide a taxpayer identification number and comply with certain certification procedures or otherwise fails to establish an exemption from backup withholding. If backup withholding applies, the relevant intermediary must withhold U.S. federal income tax on those payments at a current rate of 28%. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

PLAN OF DISTRIBUTION

Under an agency agreement (the “Agency Agreement”) dated October 30, 2006, between us and the agents, we have agreed to offer a minimum of $25 million and a maximum of $32 million of our common shares, but in no case more than 3,764,705 of our common shares, by this prospectus and the agents have agreed to use their best efforts to obtain purchasers for the common shares, upon the terms and subject to the conditions contained in the Agency Agreement at a price of $8.50 per common share. While the agents have agreed to use their best efforts to sell the common shares offered hereby, they are not obligated to purchase any common shares that are not sold. Moreover, no common shares will be sold unless a minimum of $25 million of our common shares are sold in the offering. The obligations of the agents under the Agency Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets, and may also be terminated upon the occurrence of certain other stated events. Pursuant to the terms of the Agency Agreement, the consideration to the agents shall consist of 5% of the gross proceeds of the offering and that number of agent warrants equal to 5% of the common shares issued in the offering. Each agent warrant will be exercisable into one common share at the offering price for a period of 24 months from the closing date of this offering. The following table sets forth the total consideration to be paid to the agents related to the offering with respect to the minimum gross proceeds and maximum gross proceeds raised in the offering:

	Price to the Public	Agents’ Fee(1)	Net Proceeds to the Company(2)
Minimum Offering	$25,000,000	$1,250,000	$23,750,000
Maximum Offering	$32,000,000	$1,600,000	$30,400,000

(1)	This amount does not include certain warrants to be issued to the agents that will be equal to 5% of the common shares issued in the offering. Each of these warrants will be exercisable into one common share at the offering price for a period of 24 months from the closing date of the offering.
(2)	Before deducting expenses of this offering, estimated to be $1,000,000, which will be paid from our general funds.

We will also reimburse the agents for its costs and expenses in connection with the offering, including fees of the agents’ counsel, up to an amount not to exceed $125,000. We estimate that the total expenses of this offering payable by us, excluding agents’ fees, will be approximately $1,000,000.

The common shares will be concurrently offered in the United States and in the provinces of Alberta, British Columbia, Manitoba and Ontario, Canada through the agents either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. The agents have informed us that they propose to sell the common shares for us in the United States, subject to prior sale, when, as, and if issued by us, in part to the public at the public offering price set forth on the cover page of this prospectus supplement and, in part, through certain selected dealers who are members of the National Association of Securities Dealers, Inc. and to customers of such selected dealers at the public offering price. Each selected dealer will receive a commission of $0.255 for each common share that it sells. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

All common shares will be sold at the closing date of this offering. We expect to deliver the common shares to purchasers on or about November 7, 2006, upon receipt of the purchase price of the common shares and subject to customary closing conditions. Until their release on the closing date, we intend to place the funds from this offering received by the agents from U.S. investors into an escrow account. Funds in the escrow account may only be invested as permitted by Rule 15c2-4 promulgated under the Securities Exchange Act of 1934. Payments received by the agents from U.S. investors will be promptly transmitted to the escrow account where they will be held until at least $25 million has been raised. If the Agency Agreement is terminated and no common shares are sold, funds will be promptly refunded to investors, without interest.

Pursuant to the terms of the Agency Agreement, we have agreed to indemnify the agents and their respective directors, officers, employees, shareholders and agents against certain liabilities and expenses, including liabilities under the Securities Act, or will contribute to payments that the agents may be required to make in respect thereof.

For a period of 90 days from the closing date of this offering, we have agreed that we will not, without the prior written consent of the agents, offer, sell or otherwise dispose, directly or indirectly, of any common shares, subject to certain exceptions.

Our common shares are listed on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”) under the symbol “VGZ”. We expect to receive approval to have the common shares sold in this offering listed on the TSX and the AMEX.

In May 2006, we retained Sprott Securities Inc., the Canadian parent company of Sprott Securities (U.S.A.) Limited, to act as our exclusive financial advisor to provide advice and assistance to the special committee established by our board of directors in connection with the board’s review and evaluation of the Arrangement. This engagement also provided that Sprott Securities Inc. was to deliver an opinion as to the fairness of the Arrangement, from a financial point of view, to our common shareholders. The fairness opinion was delivered to our board of directors on September 22, 2006.

LEGAL MATTERS

The validity of the common shares being offered hereby will be passed upon for Vista Gold by Macdonald & Company of Whitehorse, Yukon Territory, Canada. Heenan Blaikie LLP of Toronto, Ontario, Canada, are counsel for the agents in connection with this offering. In connection with U.S. securities law matters, Burns & Levinson LLP has acted as counsel for Vista Gold and Troutman Sanders LLP has acted as counsel for the agents.

EXPERTS

The consolidated financial statements of Vista Gold appearing in our annual report on Form 10-K (which has been amended by Amendment No. 1 thereto) for the year ended December 31, 2005, have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated by reference into this prospectus and elsewhere in the related registration statement on Form S-3. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

VISTA GOLD CORP.

4,000,000 Common Shares

without par value

The common shares of Vista Gold Corp. covered by this prospectus may be offered and sold to the public by Vista Gold from time to time in one or more issuances.

Our common shares are traded on the American Stock Exchange and on the Toronto Stock Exchange under the symbol VGZ. On September 25, 2006, the closing price of a common share, as reported on the American Stock Exchange, was $9.33 per share.

This prospectus provides you with a general description of the common shares that we may offer. Each time we sell common shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

We will sell the shares through agents, to underwriters or dealers, or directly to investors.

INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 9 TO READ ABOUT CERTAIN RISKS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 4, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf process, we may, from time to time, issue and sell to the public any part or all of the shares described in the registration statement in one or more offerings up to an aggregate of 4,000,000 common shares.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices, and terms of the securities we offer. The prospectus supplement also may add, update, or change information contained in this prospectus. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” for more information.

We may sell the securities to or through agents, underwriters, or dealers or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. A prospectus supplement, which we will provide to you each time we offer securities, will provide the names of any agents, underwriters, or dealers involved in the sale of the securities, and any applicable fee, commission, or discount arrangements with them.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any document incorporated by reference in this prospectus is accurate only as of the date on the front cover of the applicable document or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated, in this prospectus, “Vista Gold”, the “Company”, “we”, “us” and “our” refer to Vista Gold Corp. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and the documents incorporated by reference herein constitute forward-looking statements within the meaning of the Securities Act of 1933 and Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in these materials and in press releases and public statements by our officers or representatives, that address activities, events or developments that Vista Gold expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Vista Gold’s business, legal proceedings, operations, proven or probable reserves, mineralized material, cash operating costs, plans and other such matters, as well as statements made concerning plans and anticipated effects of the proposed spin-off of our Nevada assets and concurrent acquisition of Nevada assets held by the Pescios (see “Vista Gold Corp.” below) are forward-looking statements. The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of Vista Gold, including anticipated consequences of the proposed transaction described herein, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, risks that Vista Gold’s acquisition, exploration and property advancement efforts will not be successful; risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning reserve and resource estimates; potential effects on Vista Gold’s operations of environmental regulations in the countries in which we operate;

risks due to legal proceedings; uncertainty of being able to raise capital on favorable terms or at all; and risks that may affect Vista Gold’s ability to complete the proposed transaction including risks that Vista Gold may be unable to obtain required securityholder, court or third party approvals, as well as those factors discussed in Vista Gold’s latest Annual Report on Form 10-K and other filings with the U.S. Securities and Exchange Commission. Please see “Risk Factors” below for more information about these and other risks. Although Vista Gold has attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that these statements will prove to be accurate as actual results and future events could differ materially from those anticipated in the statements. Vista Gold assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

VISTA GOLD CORP.

The Company

Vista Gold Corp. is engaged in the evaluation, acquisition, and exploration and advancement of gold exploration and potential development projects. Our approach to acquisitions of gold projects has generally been to seek projects within political jurisdictions with well-established mining, land ownership and tax laws, which have adequate drilling and geological data to support the completion of a third-party review of the geological data and to complete an estimate of the mineralized material. In addition, we look for opportunities to improve the value of our gold projects through exploration drilling or introducing technological innovations. We expect that our emphasis on gold project acquisition and improvement will continue in the future.

Currently our holdings include the Maverick Springs, Mountain View, Hasbrouck, Three Hills and Wildcat projects and the Hycroft mine, all located in Nevada; the Long Valley project in California; the Yellow Pine project in Idaho; the Paredones Amarillos and Guadalupe de los Reyes projects in Mexico; the Amayapampa project in Bolivia; the Awak Mas project in Indonesia; the 53 properties in Nevada and Colorado that were purchased in December 2005 through our subsidiary Victory Gold Inc. (formerly described as the F.W. Lewis, Inc. properties), and the Mt. Todd gold mine in the Northern Territory, Australia, the purchase of which we completed in June 2006. We also own five exploration properties in Canada and approximately 25% of the shares of Zamora Gold Corp., a company exploring for gold in Ecuador. In July 2006, we agreed to sell three of these Canadian exploration properties to Hatton Capital Corp.

We currently do not produce gold in commercial quantities and currently do not generate operating earnings. Through fiscal 2005 and fiscal 2006 to date, funding to acquire and explore gold properties, and to operate Vista Gold has been obtained through private placements of equity units consisting of our common shares and warrants to purchase common shares. We expect to continue to raise capital through the exercise of warrants and through additional equity financings.

Vista Gold was originally incorporated under the Company Act (British Columbia) in 1983 under the name “Granges Exploration Ltd.”. In 1985, Granges Exploration Ltd. and Pecos Resources Ltd. amalgamated under the name “Granges Exploration Ltd.” and in 1989, Granges Exploration Ltd. changed its name to “Granges Inc.”. In 1995, Granges and Hycroft Resources & Development Corporation were amalgamated under the name “Granges Inc.”. In 1996, Granges Inc. and Da Capo Resources Ltd. amalgamated under the name “Vista Gold Corp.”. Effective December 17, 1997, Vista Gold was continued from British Columbia to the Yukon Territory, Canada under the Business Corporations Act (Yukon Territory).

Our principal executive offices are located at Suite 5, 7961 Shaffer Parkway, Littleton, Colorado 80127, and our telephone number is (720) 981-1185.

Unless otherwise specified, monetary amounts in this prospectus are reported in U.S. dollars.

Entry into Arrangement and Merger Agreement for Proposed Transfer of Nevada Assets and Concurrent Acquisition of Nevada Assets Held by Pescios

On September 22, 2006, Vista Gold entered into an Arrangement and Merger with Carl Pescio, Janet Pescio and Vista Gold’s wholly-owned subsidiary, Allied Nevada Gold Corp. As previously reported, Vista Gold and the Pescios had entered into a binding letter of intent, dated July 6, 2006, as amended, pursuant to which the parties agreed to undertake a transaction that would result in Vista Gold’s transfer of its Nevada-based mineral properties into Allied Nevada and the transfer to Allied Nevada of the Nevada-based mineral assets of the Pescios, all to be carried out pursuant to an arrangement under the provisions of the Business Corporations Act (Yukon Territory) (the “Arrangement”).

Pursuant to the Arrangement Agreement, among other things:

•	Vista Gold will reorganize its business to split certain Nevada mining properties and related assets (the “Vista Nevada Assets”) from its other properties and related assets;

•	Vista Gold will ensure that all of the Vista Nevada Assets are held by its wholly-owned subsidiary, Vista Gold Holdings Inc. (“Vista U.S.”) or subsidiaries wholly-owned by Vista U.S. and subsequently transfer all issued and outstanding shares of Vista U.S. and $25 million in cash to Allied Nevada in return for the number of common shares of Allied Nevada equal to 27,500,000 less the number of Option Shares (as defined in the Arrangement and Merger Agreement); and

•	The Pescios will transfer their interests in certain Nevada mining properties and related assets (the “Pescio Nevada Assets”) to Allied Nevada Gold Holdings LLC, a limited liability company incorporated under the laws of Nevada with Allied Nevada as its sole member, in return for 12,000,000 common shares of Allied Nevada and $15 million in cash from Allied Nevada.

Concurrently with the transfers described above, Vista Gold shareholders (other than dissenting shareholders) will exchange each of their existing common shares of Vista Gold (“Vista Shares”) for (a) one of a newly created class of Vista Gold common shares (“Vista New Shares”) (which has the same rights and restrictions as a Vista Share), and (b) a pro rata portion of (i) the number of common shares of Allied Nevada (“Allied Nevada Shares”) received by Vista Gold as part of the Arrangement less (ii) the number of Allied Nevada Shares retained by Vista Gold to facilitate the payment of any taxes payable in respect of the Arrangement. In addition, holders of options to acquire Vista Shares (“Vista Options”) will exchange their Vista Options for options to acquire common shares of Allied Nevada and options to acquire Vista New Shares and holders of warrants of Vista will have their warrants adjusted in accordance with the terms of the warrants.

Completion of the transaction remains subject to a number of conditions, including receipt of all required court, shareholder, regulatory and third party approvals and certain other customary conditions. These conditions also include the requirement for Vista Gold to complete a public equity financing that raises proceeds of not less than $25 million. The purpose of this funding is to provide the initial funding for Allied Nevada.

Our securityholders will be asked to approve matters relating to the transaction at a meeting currently scheduled for November 15, 2006. Subject to receipt of the required approvals, the transaction is currently expected to close in late November 2006.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

In connection with the proposed transaction described above, we have prepared the following unaudited pro forma condensed consolidated financial statements which are based on our historical consolidated financial statements, only to show the effect of the proposed equity financing and the use of proceeds in the transaction to transfer our Nevada properties to Allied Nevada.

The unaudited pro forma condensed consolidated balance sheet at June 30, 2006, has been prepared to reflect assumed cash proceeds to us of $27.5 million from a proposed equity financing (see “Use of Proceeds”), our proposed $25 million investment in Allied Nevada common shares and the transfer of our Nevada properties to Allied Nevada in exchange for further Allied Nevada common shares, and the distribution of these shares to Vista Gold shareholders, as if the transactions had occurred on June 30, 2006. The unaudited pro forma condensed consolidated statements of loss for the fiscal year ended December 31, 2005 and the six months ended June 30, 2006, have been prepared to present the results of our continuing operations as if the transactions had occurred on January 1, 2005.

The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with our financial statements and notes thereto in our Annual Report on Form 10-K (which has been amended by Amendment No. 1 thereto) for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. The adjustments necessary to fairly present these pro forma financial statements are described in the accompanying notes. The adjustments have been made based on available information and in the opinion of management are reasonable. Our financial statements, and the following unaudited pro forma condensed consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Differences between Canadian GAAP and U.S. GAAP, as applicable to the following unaudited pro forma financial statements, are set forth in Note 3 to these statements, on page 6. The pro forma financial statements are presented for illustrative purposes only, do not necessarily reflect the actual results that would have occurred had the transactions occurred on the assumed dates and are not necessarily indicative of future results of operations of Vista Gold after the completion of the proposed transaction.

Balance Sheet as of June 30, 2006

	Historical condensed balance sheet June 30, 2006	Pro forma adjustments						Pro forma balance sheet June 30, 2006
(U.S. dollars in thousands)		Net proceeds from issuance of shares	Notes		Disposition of Nevada assets to Allied Nevada	Notes
Assets:
Cash and cash equivalents	$22,892	$27,500	2	(a)	$(25,004)	2	(b),(c)	25,388
Other current assets	1,395	—			(203)	2	(c)	1,192

Current assets	24,287	27,500			(25,207)			26,580
Mineral properties	30,031	—			(9,961)	2	(c)	20,070
Other assets	7,760	—			(7,669)	2	(c)	91

	37,791	—			(17,630)			20,161

Total assets	$62,078	$27,500			$(42,837)			$46,741

Liabilities and Shareholders' Equity:
Total liabilities	4,481	—			(4,254)	2	(c)	227

Capital stock, no par value:
Common—unlimited shares authorized: shares issued 2006— 31,466,030 pro forma shares outstanding 2006— 29,966,030 pro forma	185,034	27,500	2	(a)	—			212,534
Warrants, options and contributed surplus	2,341	—			—			2,341
Deficit	(129,778)	—			(38,583)	2	(d)	(168,361)

Total shareholders' equity	57,597	27,500			(38,583)			46,514

Total liabilities and shareholders' equity	$62,078	$27,500			$(42,837)			$46,741

Statement of Loss for the Six Months Ended June 30, 2006

	Historical condensed statement of loss for the six months ended June 30, 2006	Pro forma adjustments (Note 2(e))	Pro forma statement of loss for the six months ended June 30, 2006
(U.S. dollars in thousands, except share data)
Costs and expenses:
Exploration, property evaluation and holding costs	$909	$(700)	$209
Corporate administration and investor relations	1,319	(439)	880
Other (income)/expense	(194)	79	(115)

Total costs and expenses	2,034	(1,060)	974

Net loss	$(2,034)	$1,060	$(974)

Weighted average number of shares outstanding	23,418,652		23,418,652
Basic and diluted loss per share	$(0.09)		$(0.04)

Statement of Loss for the Year Ended December 31, 2005

	Historical condensed statement of loss for the year ended December 31, 2005	Pro forma adjustments (Note 2(e))	Pro forma statement of loss for the year ended December 31, 2005
(U.S. dollars in thousands, except share data)
Costs and expenses:
Exploration, property evaluation and holding costs	$1,836	$(1,367)	$469
Corporate administration and investor relations	2,345	(858)	1,487
Other (income)/expense	403	(231)	172

Total costs and expenses	4,584	(2,456)	2,128

Net loss	$(4,584)	$2,456	$(2,128)

Weighted average number of shares outstanding	18,813,193		18,845,820
Basic and diluted loss per share	$(0.24)		$(0.11)

Note 1—Basis of preparation

This unaudited pro forma condensed financial statement information has been prepared by management of Vista Gold, in accordance with Canadian generally accepted accounting principles, for illustrative purposes only to show the effect of the proposed equity financing and the use of proceeds in the transaction to transfer our Nevada properties to Allied Nevada. As previously reported, Vista Gold entered into an Arrangement and Merger Agreement with the Pescios, pursuant to which Vista Gold will transfer the existing Nevada properties into Allied Nevada, which will, concurrently with the transfer, acquire the Nevada properties of the Pescios. The transaction is to be completed by way of a court-approved plan of arrangement under the Business Corporations Act (Yukon Territory). The transaction is subject to, among other things, court, securityholder and regulatory approvals. The terms of the Arrangement and Merger Agreement provide that Vista Gold is expected to raise no less than $25 million through the issuance of common shares registered under the Securities Act of 1933. See “Vista Gold Corp.” above.

Note 2—Pro forma assumptions and adjustments

(a) An assumed increase in capital stock of $27.5 million based on issuance of 2.5 million common shares at $12.00 per share (net of estimated agent fees and commissions, accounting fees, legal fees, transfer and listing fees and other costs associated with this transaction of $2.5 million). Aggregate total pro forma issued shares assumes issuance of all 4 million common shares registered under this Registration Statement.

(b) A decrease in cash of $25 million to acquire 5 million common shares of Allied Nevada in order to fund the cash consideration to the Pescio Group and exploration expenses, working capital and administrative costs of Allied Nevada.

(c) The carrying value of the assets and liabilities of the subsidiaries to be transferred to Allied Nevada (Victory Gold Inc., Victory Exploration Inc., Hycroft Resources & Development, Inc., Hycroft Lewis Mine, Inc., Vista Nevada Corp. and Vista Gold Holdings Inc.) as of June 30, 2006 in exchange for 22.5 million common shares of Allied Nevada.

(d) The net assets (including the $25 million cash received through issue of shares (note 2(b)) to be transferred from Vista Gold are treated as dividends to the shareholders of Vista Gold.

(e) The unallocated corporate overheads incurred by Vista Gold U. S. Inc. and Vista Gold Corp. have been allocated to Allied Nevada based on the ratio of mineral properties being transferred to Allied Nevada and the total consolidated mineral properties prior to transfer. Also included are costs directly attributable to subsidiaries included in the transfer.

Note 3—Differences between Canadian and United States generally accepted accounting principles

The significant measurement differences between generally accepted accounting principles (“GAAP”) in Canada and in the United States, as they relate to these unaudited pro forma condensed consolidated financial statements are as follows:

(a) In accordance with U.S. GAAP, exploration, mineral property evaluation, holding costs, option payments and related acquisition costs for mineral properties acquired under an option agreement are expensed as incurred. When proven and probable reserves are determined for a property and a bankable feasibility study is completed, then subsequent exploration and development costs on the property would be capitalized. Total capitalized cost of such properties is measured periodically for recoverability of carrying value under SFAS No. 144. Under Canadian GAAP, all such costs are permitted to be capitalized.

(b) In accordance with U.S. GAAP (SFAS No. 115), marketable securities considered to be available-for-sale are to be measured at fair value at the balance sheet date and related unrealized gains and losses are required to be shown separately in comprehensive income.

(c) Under Canadian corporate law, Vista Gold Corp. underwent a capital reduction in connection with the amalgamation of Granges, Inc. (“Granges”) and Hycroft Resources & Development, Inc. whereby share capital and contributed surplus were reduced to eliminate the consolidated accumulated deficit of Granges as of December 31, 1994, after giving effect to the estimated costs of amalgamation. Under U.S. corporate law, no such transaction is available and accordingly is not allowed under U.S. GAAP.

(d) In accordance with U.S. GAAP (SFAS No. 123R), the fair value of all options granted after January 1, 2006 is calculated at the date of grant and expensed over the expected vesting period. On transition to this new standard, the unvested portion of options granted to employees before January 1, 2006 is expensed over the remaining vesting period using the fair value on the date of grant. Prior to January 1, 2006, Vista Gold did not record any compensation cost on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price at the date of grants for U.S. GAAP purposes. Effective January 1, 2006, there were no material differences between Canadian and U.S. GAAP relating to stock-based compensation.

The significant measurement differences in the pro forma consolidated statements of loss as at June 30, 2006, and as at December 31, 2005, relative to U.S. GAAP were:

Pro Forma Consolidated Statements of Net Loss and Comprehensive Loss

(U.S. dollars in thousands, except share data)	Six Months Ended June 30, 2006	Year Ended December 31, 2005
Pro forma net loss—Candian GAAP	$(974)	$(2,128)
Exploration, property evaluation and holding costs (a)	(700)	(1,202)
Stock-based compensation (d)	4	263

Pro forma net loss—U.S. GAAP	(1,670)	(3,067)
Unrealized gain/(loss) on marketable securities (b)	256	22

Pro forma comprehensive loss—U.S. GAAP	(1,414)	(3,045)

Pro forma basic and diluted loss per share—U.S. GAAP	$(0.06)	$(0.16)

The significant measurement differences in the pro forma consolidated balance sheets as at June 30, 2006, relative to U.S. GAAP were:

Pro Forma Consolidated Balance Sheets as at June 30, 2006

(U.S. dollars in thousands)	Pro Forma Canadian GAAP	Pro Forma Cdn./U.S. Adjustments	Pro Forma U.S. GAAP
Assets:
Cash and cash equivalents	$25,388	$—	$25,388
Other current assets (b)	1,192	352	1,544

Current assets	26,580	352	26,932

Mineral Properties (a)	20,070	(11,098)	8,972
Other assets	91	—	91

	20,161	(11,098)	9,063

Total assets	$46,741	$(10,746)	$35,995

Liabilities and Shareholders’ Equity:
Total liabilities	227	—	227

Capital stock, no par value:
Common—unlimited shares authorized:
shares issued 2006—31,466,030 pro forma
shares outstanding 2006—29,966,030 pro forma (c,d)	212,534	76,159	288,693
Warrants, options and contributed surplus (c,d)	2,341	4,577	6,918
Other comprehensive income (b)	—	352	352
Deficit (a,b,c,d)	(168,361)	(91,834)	(260,195)

Total shareholders’ equity	46,514	(10,746)	35,768

Total liabilities and shareholders’ equity	$46,741	$(10,746)	$35,995

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common shares. The risks described below are not the only ones facing our company or otherwise associated with an investment in our common shares. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our business. We have attempted to identify the major factors under the heading “Risk Factors” that could cause differences between actual and planned or expected results, and we have included all material risk factors. If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common shares could decline, and you could lose part or all of your investment. See “Forward-Looking Statements” above.

We cannot be certain that our acquisition, exploration and development activities will be commercially successful.

We currently have no properties that produce gold in commercial quantities. Our gold production has declined steadily since mining activities were suspended at the Hycroft mine in 1998, and gold production is incidental to solution recirculation on the heaps.

Substantial expenditures are required to acquire existing gold properties, to establish ore reserves through drilling and analysis, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The price of gold is subject to fluctuations, which could adversely affect the realizable value of our assets and potential future results of operations and cash flow.

Our principal assets are gold reserves and mineralized material. We intend to attempt to acquire additional properties containing gold reserves and mineralized material. The price that we pay to acquire these properties will be, in large part, influenced by the price of gold at the time of the acquisition. Our potential future revenues are expected to be, in large part, derived from the mining and sale of gold from these properties or from the outright sale or joint venture of some of these properties. The value of these gold reserves and mineralized material, and the value of any potential gold production therefrom, will vary in proportion to variations in gold prices. The price of gold has fluctuated widely, and is affected by numerous factors beyond our control including, but not limited to, international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns and speculative activities. The effect of these factors on the price of gold, and therefore the economic viability of any of our projects, cannot accurately be predicted. Any drop in the price of gold would adversely affect our asset values, cash flows, potential revenues and profits.

Mining exploration, development and operating activities are inherently hazardous.

Mineral exploration involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Vista Gold has direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. The nature of these risks is such that liabilities might exceed any liability insurance policy limits. It is also possible that the liabilities and hazards might not be insurable, or, Vista Gold could elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event, we could incur significant costs that could have a material adverse effect on our financial condition.

Reserve calculations are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore, and recoverability of metal in the mining process.

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Our exploration and development operations are subject to environmental regulations, which could result in our incurring additional costs and operational delays.

All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries or jurisdictions in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our projects. We are currently subject to environmental regulations with respect to our properties in Nevada, California and Idaho in the United States, as well as Bolivia, Mexico, Indonesia and Australia.

The Hycroft mine in Nevada occupies private and public lands. The public lands include unpatented mining claims on lands administered by the U.S. Bureau of Land Management, Nevada State Office. These claims are governed by the laws and regulations of the U.S. federal government and the state of Nevada.

U.S. Federal Laws

The U.S. Bureau of Land Management requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project we undertake.

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Our mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the rules.

The U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), imposes strict, joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. We cannot predict the potential for future CERCLA liability with respect to our Nevada property or surrounding areas.

Nevada Laws

At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Hycroft mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination, and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, required changes to operating constraints, technical criteria, fees or surety requirements.

California Laws

A new mining operation in California, such as the Long Valley project, which is on Federal unpatented mining claims within a National Forest, would require obtaining various Federal, State and local permits. Mining projects require the establishment and presentation of environmental baseline conditions for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil, and socioeconomic parameters. An Environmental Impact Statement (“EIS”) would be required for any mining activities proposed on public lands. A Plan of Operations/Reclamation Plan would be required. Also required would be permits for waste-water discharge and wetland disturbance (dredge and fill); a county mining plan and reclamation plan; a county mining operations permit; special use permits from the U.S. Forest Service; and possibly others. In addition, compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act consultation process. Possible county zoning and building permits and authorization may be required. Baseline environmental conditions are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or delay the start of production. In addition, on December 12, 2002, California adopted a “Backfilling Law” requiring open-pit surface mining operations for metallic minerals to back-fill the mines. While we have determined that the geometry of our Long Valley project would lend itself to compliance with this law, future adverse changes to this law could have a corresponding adverse impact on our financial performance and results of operations, for example, by requiring changes to operating constraints, technical criteria, fees or surety requirements.

Idaho Laws

Permitting a mining operation, such as Yellow Pine, located on patented mining claims within a National Forest in Idaho would require obtaining various Federal, State and local permits under the coordination of the Idaho Joint Review Process. Mining projects require the establishment and presentation of environmental baseline conditions for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil and socioeconomic parameters. An EIS would be required for any mining activities proposed on public lands. Permits would also be required for storm-water discharge; wetland disturbance (dredge and fill); surface mining; cyanide use, transport and storage; air quality; dam safety (for water storage and/or tailing storage); septic and sewage; water rights appropriation; and possibly others. In addition, compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act consultation process. Possible county zoning and building permits and authorization may be required. Baseline environmental conditions are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or might have to delay the start of production.

Bolivia Laws

We are required under Bolivian laws and regulations to acquire permits and other authorizations before we can develop and mine the Amayapampa project. In Bolivia there is relatively new comprehensive environmental legislation, and the permitting and authorization process may be less established and less predictable than in the United States. While we have all the necessary permits to place the Amayapampa project into production, when a production decision is reached, these permits will need to be re-affirmed and there can be no assurance that we will be able to acquire updates to necessary permits or authorizations on a timely basis. Delays in acquiring any permit or authorization update could increase the development cost of the Amayapampa project, or delay the start of production.

Under Bolivian regulations, the primary component of environmental compliance and permitting is the completion and approval of an environmental impact study known as Estudio de Evaluacion de Impacto Ambiental (“EEIA”), which we submitted in 1997 and was subsequently approved. The EEIA provides a description of the existing environment, both natural and socio-economic, at the project site and in the region; interprets and analyzes the nature and magnitude of potential environmental impacts that might result from project activities; and describes and evaluates the effectiveness of the operational measures planned to mitigate the environmental impacts. Baseline environmental conditions, including meteorology and air quality, hydrological resources and surface water, are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or might have to delay the start of production.

Mexico Laws

We are required under Mexican laws and regulations to acquire permits and other authorizations before the Paredones Amarillos or Guadalupe de los Reyes projects can be developed and mined. Since the passage of Mexico’s 1988 General Law on Ecological Equilibrium and Environmental Protection, a sophisticated system for environmental regulation has evolved. In addition, North American Free Trade Agreement (“NAFTA”) requirements for regulatory standards in Mexico equivalent to those of the U.S. and Canada have obligated the Mexican government to continue further development of environmental regulation. Most regulatory programs are implemented by various divisions of the Secretariat of Environment and Natural Resources of Mexico (“SEMARNAT”). While we have the necessary permits to place the Paredones Amarillos project into production, there can be no assurance that we will be able to acquire updates to necessary permits or authorizations on a timely basis. Likewise, there can be no assurance that we will be able to acquire the necessary permits or authorizations on a timely basis to place the Guadalupe de los Reyes project into production. Delays in acquiring any permit, authorization or updates could increase the development cost of the Paredones Amarillos project or the Guadalupe de los Reyes project, or delay the start of production.

The most significant environmental permitting requirements, as they relate to the Paredones Amarillos and the Guadalupe de los Reyes projects are developing reports on environmental impacts; regulation and permitting of discharges to air, water and land; new source performance standards for specific air and water pollutant emitting sources; solid and hazardous waste management regulations; developing risk assessment reports; developing evacuation plans; and monitoring inventories of hazardous materials. If the Paredones Amarillos or the Guadalupe de los Reyes projects are found to not be in compliance with any of these requirements, we could incur significant compliance costs, or might have to delay the start of production.

Indonesia Laws

We are required under Indonesian laws and regulations to acquire permits and other authorizations before our current Indonesian mining project, the Awak Mas project, can be developed and mined. In Indonesia, environmental legislation plays a significant role in the mining industry. Various environmental documents such as the Analysis of Environmental Impact (“AMDAL”) concerning the Awak Mas project, covering studies on, inter alia, air, water, sand, pollution, hazardous and toxic wastes and reclamation of mining area, must be prepared and submitted to the Ministry of Environment for approval. In addition, we are also required to submit periodical environmental reports to the relevant environmental government agencies pursuant to the AMDAL and other required environmental licenses (e.g. license for tailing waste).

The preparation of AMDAL documents and other relevant environmental license documents involves incurrence of time and costs and there is no assurance that those approvals/licenses can be obtained in a timely manner. The Indonesian government also has administrative discretion not to approve AMDAL documents or grant the required environmental licenses (including any renewal or extensions of such documents). All these conditions may delay the production activity of the Awak Mas project.

Failure to meet all of the requirements with respect to the above environmental documents, licensing and report submissions could cause us to be subject to administrative and criminal sanctions as well as fines. In extreme cases, the administrative sanctions can also be imposed in the form of revocation of our business license and the contract of work that we have with the Indonesian Government.

As well, from time to time the implementation of the Regional Autonomy Law in Indonesia can cause uncertainty as to the existence and applicability of national and regional regulations (including in the environmental sector). Often regional regulations are in conflict with higher regulations that apply nationally. As a result we may incur cost and time to manage any issues which may arise and that could possibly affect the overall mining activity of the Awak Mas project.

Australia Laws

Mineral projects in the Northern Territory are subject to Northern Territory laws and regulations regarding environmental matters and the discharge of hazardous wastes and materials. As with all mining projects, the Mt. Todd gold mine would be expected to have a variety of environmental impacts should development proceed. We are required under Australian laws and regulations to acquire permits and other authorizations before the Mt. Todd gold mine can be developed and mined. In Australia, environmental legislation plays a significant role in the mining industry. Various environmental documents such as the Environmental Impact Statement (“EIS”) over the Mt. Todd gold mine, covering studies on, inter alia, air, water, pollution, hazardous and toxic wastes, reclamation of mining area, etc. must be prepared and submitted to the Mining and Petroleum Authorizations and Evaluation Division of the Department of Primary Industries, Fisheries and Mines of the Northern Territory government for approval.

The preparations of the EIS and related documents and other relevant environmental licenses would involve incurrence of time and costs and there is no assurance that those approvals/licenses can be obtained in a timely manner. The Northern Territory government also has administrative discretion not to approve the EIS documents or grant the required environmental licenses (including any renewal or extensions of such documents). We have entered into an agreement with the Northern Territory relating to environmental and rehabilitation issues. We must also comply with Aboriginal heritage legislation requirements which require heritage survey work to be undertaken prior to the commencement of mining operations. All these conditions may delay the production activity of the Mt. Todd gold mine.

These conditions could frustrate investors seeking certainty in their investments, and as a result we may incur costs and time to manage any issues which may arise and that could possibly affect the overall mining activity of the Mt. Todd gold mine.

We face intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. Vista Gold also competes with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, our exploration and development programs may be slowed down or suspended. We compete with other gold companies for capital. If we are unable to raise sufficient capital, our exploration and development programs may be jeopardized or we may not be able to acquire, develop or operate gold projects.

We may be unable to raise additional capital on favorable terms.

The exploration and development of our development properties, specifically the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Significant capital investment is required to achieve commercial production from each of our non-producing properties. We will have to raise additional funds from external sources in order to maintain and advance our existing property positions and to acquire new gold projects. There can be no assurance that additional financing will be available at all or on acceptable terms and, if additional financing is not available, we may have to substantially reduce or cease our operations.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors are directors or officers of other natural resource or mining-related companies. Robert A. Quartermain is President and a director of Silver Standard Resources Inc., and is a director of Canplats Resources Corporation, Radiant Resources, Inc., IAMGold Corporation and Minco Silver Corporation. C. Thomas Ogryzlo is the President, CEO and a director of Polaris Geothermal Inc., and is a director of Tiomin Resources Inc., Birim Goldfields Inc. and Baja Mining Corp. Michael B. Richings, who is also our President and Chief Executive Officer, is a director of Triumph Gold Corp. (successor to IMC Ventures) and Zaruma Resources Inc., both of which hold interests in mining properties. John Clark is a director of Alberta Clipper Energy Inc. and Thunder Energy Trust (both Canadian oil and gas exploration and production companies) and CFO and a director of Polaris Geothermal Inc. W. Durand Eppler is CEO and a director of Coal International PLC and a director of Augusta Resource Corporation. These associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the company in question and to abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, the company in question will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Yukon Territory, the directors of all Yukon Territory companies are required to act honestly, in good faith and in the best interests of a company for which they serve as a director.

There may be challenges to our title in our mineral properties.

There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any of our properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and development programs.

As discussed in “Part I – Item 3. Legal Proceedings” of our Annual Report on Form 10-K for the year ended December 31, 2002, and referenced in subsequent reports, a legal dispute was initiated in Bolivia in April 1998 by Mr. Estanislao Radic who brought legal proceedings in the lower penal court and subsequently in civil court against Mr. Raul Garafulic and us, questioning the validity of Mr. Garafulic’s ownership of the Amayapampa property.

During the quarter ended June 30, 2006, it came to our attention that Mr. Radic had initiated other legal proceedings in Bolivian civil court with respect to this matter. We believe that Mr. Radic’s position is without merit and are taking appropriate legal action to confirm the validity of our interests in our holdings in Bolivia.

While we do not anticipate that this dispute will result in any material adverse impact on Vista Gold or the value of our holdings in Bolivia, we cannot assure that this will be the case.

Our property interests in Bolivia, Mexico, Indonesia and Australia are subject to risks from political and economic instability in those countries.

We have property interests in Bolivia, Mexico, Indonesia and Australia, which may be affected by risks associated with political or economic instability in those countries. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labor instability or militancy, mineral title irregularities and high rates of inflation. Changes in mining or investment policies or shifts in political attitude in Bolivia, Mexico, Indonesia or Australia may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Recent political developments in Bolivia may adversely affect our Amayapampa project. On May 1, 2006, President Evo Morales of Bolivia, who took office in January 2006, signed a decree which effectively nationalized Bolivia’s hydrocarbon industry. President Morales and others in his administration have made public statements regarding their desire to exert greater state control over all natural resource production in Bolivia, including mining.

To date, there have been no formal proposals to nationalize the mining industry and it is not clear that such nationalization would take place. The government may, however, alter its current policies with respect to the mining industry. If the Amayapampa project were nationalized, we might be unable to recover any significant portion of our investment in the project. The government could also substantially increase mining taxes or require significant royalty payments, which could have a material adverse effect on the profitability of the Amayapampa project.

Our financial position and results are subject to fluctuations in foreign currency values.

Because we have mining exploration and evaluation operations in North and South America and in Indonesia, we are subject to foreign currency fluctuations, which may materially affect our financial position and results. We do not engage in currency hedging to offset any risk of currency fluctuations.

We measure and report our financial results in U.S. dollars. We have mining projects in Bolivia, Mexico and Indonesia, and we are looking for other projects elsewhere in the world. Economic conditions and monetary policies in these countries can result in severe currency fluctuations.

Currently all our material transactions in Mexico, Bolivia and Indonesia are denominated in U.S. dollars. However, if we were to begin commercial operations in any of these or other countries, it is possible that material transactions incurred in the local currency, such as engagement of local contractors for major projects, will be settled at a U.S. dollar value that is different from the U.S. dollar value of the transaction at the time it was incurred. This could have the effect of undermining profits from operations in that country.

Future sales of our common shares in the public or private markets could adversely affect the trading price of our common shares and our ability to raise funds in new share offerings.

Future sales of substantial amounts of our common shares or equity-related securities in the public or private markets, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common shares and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of common shares or the availability of common shares for future sale, will have on the trading price of our common shares.

It may be difficult to enforce judgments or bring actions outside the United States against us and certain of our directors and officers.

Vista Gold is a Canadian corporation and certain of its directors and officers are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons, and of Vista Gold, are located outside the United States. As a result, it may be difficult or impossible for an investor:

•	to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and Vista Gold; or

•	to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and Vista Gold.

The market price of our common shares could decrease if we are unable to complete our proposed spin-off of Nevada properties and concurrent acquisition of Nevada properties.

Pursuant to the letter of intent we entered into with the Pescio Group (described in further detail above under “Vista Gold Corp.”), we intend to spin-off our existing Nevada properties into a new publicly-listed company that will, concurrently with the spin-off, acquire the Nevada mining properties of the Pescio Group. Completion of the proposed transaction is subject to a number of conditions including: (a) completion of due diligence by all parties; (b) the execution and delivery of a definitive agreement by all parties; (c) receipt of all required court, securityholder, regulatory and third party approvals; (d) receipt of approval by our board of directors and its independent committee; and (e) certain other customary conditions. If we are unable to complete a definitive agreement or if we do not receive all of the required approvals, or if any of the other conditions to completion is not satisfied or waived, we will be unable to complete the proposed transaction. Such an outcome could have a negative effect on the market price of our common shares.

USE OF PROCEEDS

We anticipate that some or all of the common shares that we offer under this prospectus and any accompanying prospectus supplement will be issued in an offering anticipated to raise proceeds of $25-32 million, of which we are to invest $25 million in common shares of Allied Nevada as described above under “Vista Gold Corp.”. We would use any remainder for general working capital and general corporate purposes including transaction expenses. If we are unable to complete our proposed spin-off transaction, we anticipate that those proceeds would be used for the purposes set forth below.

As to any common shares not issued pursuant to the above paragraph, unless otherwise indicated in the applicable prospectus supplement, we anticipate that the net proceeds, if any, from the sale of the securities that we may offer under this prospectus and any accompanying prospectus supplement will be used for:

•	continuation of our strategy of acquiring additional gold resources, as suitable opportunities arise;

•	improving our gold projects through additional drilling, re-engineering and feasibility studies; and

•	general working capital and general corporate purposes, including to fund expenses related to the transaction described above under “Vista Gold Corp.”.

Accordingly, we will retain broad discretion as to the allocation of the net proceeds of this offering. We intend to invest the net proceeds of this offering in an interest-bearing liquid savings account, or in investment grade interest-bearing instruments, pending the above uses.

PLAN OF DISTRIBUTION

We may sell any of the securities being offered pursuant to this prospectus:

•	through agents or dealers;

•	to or through underwriters;

•	directly to purchasers; or

•	through a combination of methods.

We may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We may engage in at the market offerings of our common stock. An “at the market” offering is an offering of our common stock at other than a fixed price to or through a market maker. We may also determine the price or other terms of the securities offered under this prospectus by use of an electronic auction.

The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the agents, underwriters, or dealers, if any, the purchase price of the securities, the net proceeds to us, any agents’ fees, underwriting discounts and other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed. Also, if applicable, we will describe in the prospectus supplement how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters’ obligations with respect to the auction.

The securities may be sold directly by us or through agents we designate. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

If underwriters are used in an offering, we will execute an underwriting agreement with the underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act of 1933) of the securities described therein. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales thereof.

Agents, underwriters and dealers may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act of 1933 or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof, under agency, underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain agents, underwriters or dealers and their associates may engage in transactions with, and perform services for us in the ordinary course of business.

Any common shares sold pursuant to a prospectus supplement will be eligible for listing and trading on the American Stock Exchange and the Toronto Stock Exchange, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

DESCRIPTION OF CAPITAL STOCK

We have authorized an unlimited number of common shares, no par value per share, and an unlimited number of shares of preferred shares, no par value per share. Our common shareholders are entitled to one vote per share on all matters on which holders of common shares are entitled to vote and do not have any cumulative voting rights. Subject to the rights of holders of shares of any series of preferred shares, our common shareholders are entitled to receive such dividends as our board of directors may declare, out of legally available funds. Holders of common shares have no pre-emptive, conversion, redemption, subscription or similar rights. If Vista Gold were to be liquidated, dissolved or wound up, common shareholders would be entitled to share equally in any of our assets legally available for distribution after we satisfy any outstanding debts and other liabilities as well as any amounts that might be due to holders of preferred shares, if any.

Our authorized preferred shares are undesignated. Our board of directors has authority, without seeking shareholder approval, to determine the designation of each series of preferred shares and to alter the Articles to create, define and attach special rights and restrictions to the preferred shares of each series. Except as otherwise provided with respect to any particular series of the preferred shares or as otherwise required by law, the holders of preferred shares are not entitled to vote at meetings of our shareholders. Our board of directors has not as of the date of this prospectus designated and issued any shares of our preferred shares.

We have no charter or by-law provisions that would delay, defer or prevent a change in control of Vista Gold.

LEGAL MATTERS

The validity of the common shares being offered hereby has been passed upon for Vista Gold Corp. by Macdonald & Company of Whitehorse, Yukon Territory, Canada.

EXPERTS

The consolidated financial statements of Vista Gold Corp. appearing in our Annual Report on Form 10-K (which has been amended by Amendment No. 1 thereto) for the year ended December 31, 2005, have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. Our SEC filings are also available at the SEC’s website at www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the above address or from the SEC’s website.

Our world wide web address is www.vistagold.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web address is included in this document as an inactive textual reference only.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 1-9025) prior to the sale of all the common shares covered by this prospectus:

(1)	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 31, 2006 as amended by Amendment No. 1 thereto, filed with the SEC on June 13, 2006;
(2)	Our Current Report on Form 8-K, filed with the SEC on April 5, 2006;
(3)	Our Current Report on Form 8-K, filed with the SEC on April 19, 2006;
(4)	Our Current Report on Form 8-K, filed with the SEC on May 2, 2006;
(5)	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 15, 2006;
(6)	Our Current Report on Form 8-K, filed with the SEC on May 15, 2006;
(7)	Our Current Report on Form 8-K, filed with the SEC on May 23, 2006;
(8)	Our Current Report on Form 8-K, filed with the SEC on June 27, 2006;
(9)	Our Current Report on Form 8-K, filed with the SEC on July 12, 2006 as amended by Amendment No. 1 thereto, filed with the SEC on August 16, 2006 and by Amendment No. 2 thereto, filed with the SEC on August 25, 2006;
(10)	Our Current Report on Form 8-K, filed with the SEC on July 26, 2006;
(11)	Our Current Report on Form 8-K, filed with the SEC on August 4, 2006;
(12)	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 8, 2006;
(13)	Our Current Report on Form 8-K, filed with the SEC on August 9, 2006;
(14)	All our filings pursuant to the Securities Exchange Act of 1934 after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and
(15)	The description of our common shares contained in our registration statement on Form 8-A filed with the SEC on January 4, 1988, including any amendments or reports filed for the purpose of updating that description. For the most recent description, please see “Description of Capital Stock” in this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Vista Gold Corp.

Suite 5, 7961 Shaffer Parkway

Littleton, Colorado 80127

Attention: Gregory G. Marlier, Chief Financial Officer

(720) 981-1185

You can also obtain copies of these documents at the SEC’s public reference facilities or from the SEC’s website as discussed above under “Where You Can Find More Information”.